UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

White Electronic Designs Corporation

(Name of Subject Company (Issuer))

Rabbit Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, STATED VALUE $0.10 PER SHARE

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$173,939,311	$12,401.88

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 24,848,473 shares of common stock, stated value $0.10 per share, of White Electronic Designs Corporation (“Seller”), at a purchase price of $7.00 per share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 23,638,277 shares of common stock of Seller that were issued and outstanding as of March 26, 2010; (ii) 1,180,196 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options as of March 26, 2010, and (iii) 30,000 shares of common stock subject to outstanding restricted stock units as of March 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Company Shares”) of White Electronic Designs Corporation, an Indiana corporation (“Seller”), at a purchase price of $7.00 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is White Electronic Designs Corporation, an Indiana corporation. Seller’s principal executive offices are located at 3601 E. University Drive, Phoenix, Arizona 85034. The telephone number of Seller is (602) 437-1520.

(b) This Schedule TO relates to the outstanding shares of common stock, stated value $0.10 per share, of Seller. Seller has advised Parent that, as of March 26, 2010, 23,638,277 Company Shares were issued and outstanding; 1,180,196 Company Shares were potentially issuable upon conversion of outstanding stock options; and 30,000 Company Shares were subject to outstanding restricted stock units.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Company Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,”

“Acceptance for Payment and Payment for Company Shares,” “Procedures for Accepting the Offer and Tendering Company Shares,” “Withdrawal Rights,” “Certain Material United States Federal Income Tax Consequences,” “The Transaction Documents,” “Purpose of the Offer; Plans for Seller,” “Conditions of the Offer,” “Certain Legal Matters; Regulatory Approvals” and “Miscellaneous” is incorporated herein by reference.

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) - (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Seller,” “The Transaction Documents” and “Purpose of the Offer; Plans for Seller” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Company Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with Seller,” “The Transaction Documents,” “Purpose of the Offer; Plans for Seller” and “Certain Effects of the Offer” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b), (d)  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) - (b)  The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer; Plans for Seller” and “The Transaction Documents” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)  The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)  The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Seller,” “The Transaction Documents” and “Purpose of the Offer; Plans for Seller” is incorporated herein by reference.

(a)(2)  The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Seller,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)  The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)  The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5)  None.

(b)  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 31, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Microsemi Corporation on March 30, 2010 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2010.

Exhibit	Exhibit Name

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and White Electronic Designs Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(d)(2)	Support Agreement dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and certain shareholders of White Electronic Designs Corporation listed on Annex I thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010	Rabbit Acquisition Corp.

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer

Date: March 31, 2010	Microsemi Corporation

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 31, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Microsemi Corporation on March 30, 2010 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2010.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and White Electronic Designs Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(d)(2)	Support Agreement dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and certain shareholders of White Electronic Designs Corporation listed on Annex I thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(g)	Not applicable.

(h)	Not applicable.